UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION



                                 PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                                in the matter of

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                File No. 70-6802
                            Dallas, Texas 75266-0164






                                REPORT FOR PERIOD

                     July 1, 1996 through September 30, 1996

                               PURSUANT TO RULE 24











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I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries: Central Power and Light Company
(CPL); Public Service Company of Oklahoma (PSO); Southwestern Electric Power Company (SWP) and West Texas Utilities Company (WTU). Central and South West Services, Inc. (CSWS) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for CSW and its subsidiaries. CSWS is required to file quarterly reports concerning: (a) description of activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by CSWS and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the CSW money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by CSWS and SWP to the participating companies. A series of work orders and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

(B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2

No new construction or engineering activities occurred on this project during the quarter. This project has been suspended. CSWS is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

No new construction or engineering activities occurred on this project during the quarter. This project has been suspended. No costs were incurred this quarter.

HIGH VOLTAGE DIRECT CURRENT LINES (HVDC) EAST:

In 1987, CSW received an order from the Federal Energy Regulatory Commission
(FERC) approving the East HVDC Tie. During 1992 SWP and CPL entered into an agreement with Houston Lighting & Power Company and Texas Utilities Electric Company to construct and operate an East Texas HVDC transmission interconnection. This interconnection will consist of a back-to-back converter station and 16 miles of 345 kilovolt transmission line connecting transmission substations at SWP's Welsh Power Plant and Texas Utilities Electric Company's Monticello Power Plant near Mount Pleasant, Texas. Application for a Certificate of Convenience and Necessity for the transmission interconnection was approved by the Public Utility Commission of Texas on March 24, 1993. A turn key contract for the provision and installation of the major equipment was entered into with Siemens Energy and Automation, Inc. on March 24, 1993. This 600,000 kilowatt project was completed and placed in commercial operation on August 6, 1995. Costs incurred in the third quarter of 1996 include engineering consulting fees, home office costs, construction costs, and the HVDC supplier's costs.


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EXPENDITURES BY PROJECT :

                                                COLETO    WALKER      HVDC
                                                CREEK     COUNTY    EAST (1)
QUARTER ENDED SEPTEMBER 30,  1996                       (thousands)

CPL                                              $--       $--         $671

PSO                                               --        --         --

SWP                                               --        --          671

WTU                                               --        --         --

TOTAL                                            $--       $--       $1,342

(1)  Excludes non-affiliated interests in these projects.


                                                COLETO    WALKER      HVDC
                                                CREEK     COUNTY    EAST (1)
NINE  MONTHS ENDED SEPTEMBER 30, 1996                   (thousands)

CPL                                              $--       $--       $1,179

PSO                                               --        --         --

SWP                                               --        --        1,179

WTU                                               --        --         --

TOTAL                                            $--       $--       $2,358

(1)  Excludes non-affiliated interests in these projects.



(C)  FUEL PROJECTS

SOUTH HALLSVILLE: Work on this project consisted of overseeing the contract miner's reclamation activities. Land and lignite lease maintenance comprised the majority of the work on this project.

DOLET HILLS: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. The property is now in production and advanced royalty payments are being recouped.

WALKER/GRIMES: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project.

KARNACK/WOODLAWN: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project.



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(D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                          SOUTH                     DOLET
OWNERSHIP PERCENTAGE                    HALLSVILLE                  HILLS

SWP                                       85.936%                   46.094%

NON-AFFILIATED ENTITIES                   14.064%                   53.906%

TOTAL                                    100.000%                  100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.

JOINT VENTURE PROJECTS:

                                          KARNACK                   WALKER
ALLOCATION PERCENTAGES                    WOODLAWN                  GRIMES

CPL                                        31.47%                   31.47%

PSO                                        26.48%                   26.48%

SWP                                        31.76%                   31.76%

WTU                                        10.29%                   10.29%

TOTAL                                     100.00%                   100.00%


ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $4,363 for the third quarter.

EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED                         SOUTH       DOLET       WALKER    KARNACK
SEPTEMBER 30, 1996                  HALLSVILLE    HILLS       GRIMES    WOODLAWN
                                       (1)         (1)

CPL                                    $--         $--          $85        $1

PSO                                     --          --          $72         --

SWP                                    $795        $727         $85        $1

WTU                                     --          --          $28         --

TOTAL                                  $795        $727        $270        $2

(1)  Excludes non-affiliated interests in these projects.

NINE MONTHS ENDED                      SOUTH      DOLET       WALKER    KARNACK
SEPTEMBER 30, 1996                   HALLSVILLE   HILLS       GRIMES    WOODLAWN
                                        (1)        (1)

CPL                                    $ --        $--         $199        $4

PSO                                      --         --          168         2

SWP                                     1,912       819         199         4

WTU                                      --         --           65        --

TOTAL                                  $1,912      $819        $631       $10

(1)  Excludes non-affiliated interests in these projects.


                                   QTR ENDED                 NINE MONTHS ENDED
                              SEPTEMBER 30, 1996             SEPTEMBER 30, 1996
                           BUDGET          ACTUAL          BUDGET         ACTUAL

SOUTH HALLSVILLE  (1)      $  75         $    795          $1,617         $1,912

DOLET HILLS (1)               57              727             282            819

WALKER GRIMES                 --              270             154            631

KARNACK WOODLAWN              49                2              51             10

TOTAL                       $181           $1,794          $2,104         $3,372

(1)  Excludes non-affiliated interests in these projects.


                                      SINCE
CUMULATIVE  EXPENDITURES         JANUARY 1, 1984
                                   (thousands)

SOUTH HALLSVILLE (1)                 $21,044

DOLET HILLS (1)                        9,971

WALKER GRIMES                         18,032

KARNACK/WOODLAWN                       5,441

ABANDONED PROJECTS                       587

TOTAL                                $55,075

(1)  Excludes non-affiliated interests in these projects.


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II.  FUEL PRODUCTION ACTIVITIES


                                                   CONTRACT
                            TOTAL       TOTAL       MINER'S       TOTAL
                            TONS        TONS       DELIVERED     COST OF
                          PRODUCED     SHIPPED     COST/TON      FUEL/TON
                                                                    (3)
QUARTER ENDED
SEPTEMBER 30, 1996

SOUTH HALLSVILLE  (1)      831,647      970,133       $10.76       $11.35

DOLET HILLS  (2)           287,367      271,536        24.31        24.90


NINE MONTHS ENDED
SEPTEMBER 30, 1996

SOUTH HALLSVILLE  (1)    2,413,310    2,507,839       $11.80       $12.38

DOLET HILLS  (2)           767,339      767,804        23.44        24.34


The above amounts exclude non-affiliated interests in these projects.



(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.


III.  OIL AND GAS ACTIVITIES

CPL incurred expenditures primarily for the operation and development of existing leases in south Texas.

                  QUARTER ENDED                   NINE MONTHS ENDED
                SEPTEMBER 30, 1996               SEPTEMBER 30, 1996
                   (thousands)                       (thousands)

CPL                   $44                               $102


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                                SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 27th day of November 1996.




                                             By :   /S/ R. RUSSELL DAVIS
                                                        R. Russell Davis
                                                        Controller
                                                        Central and South West
                                                          Services, Inc.

2 West 2nd Street
P.O. Box 21928
Tulsa, Oklahoma 74121-1928
Telephone (918) 594-2000